Filed Pursuant to Rule 433
Registration No. 333-276157

TruStage™ Zone Income Annuity | 6-Year | Current rates

Effective beginning: **4/23/2024**
For contracts issued on: **5/10/2024**
Applications with money, in good order and received in the Waverly office by noon on Wednesday, May 08 will receive the rates shown.

Index	Secure account	Growth account
S&P 500	6.95%	12.55%
Dimensional US Small Cap Value Systematic	7.00%	12.50%
Barclays Risk Balanced	9.00%	18.00%
MSCI EAFE	7.70%	16.75%
Declared rate account	3.15%	

S&P 500 Index

Blended comfort zone		Risk control allocations	
Floor	Cap	Secure	Growth
0.00%	6.95%	100%	0%
-1.00%	7.51%	90%	10%
-2.00%	8.07%	80%	20%
-3.00%	8.63%	70%	30%
-4.00%	9.19%	60%	40%
-5.00%	9.75%	50%	50%
-6.00%	10.31%	40%	60%
-7.00%	10.87%	30%	70%
-8.00%	11.43%	20%	80%
-9.00%	11.99%	10%	90%
-10.00%	12.55%	0%	100%

Dimensional Index

Blended comfort zone		Risk control allocations	
Floor	Cap	Secure	Growth
0.00%	7.00%	100%	0%
-1.00%	7.55%	90%	10%
-2.00%	8.10%	80%	20%
-3.00%	8.65%	70%	30%
-4.00%	9.20%	60%	40%
-5.00%	9.75%	50%	50%
-6.00%	10.30%	40%	60%
-7.00%	10.85%	30%	70%
-8.00%	11.40%	20%	80%
-9.00%	11.95%	10%	90%
-10.00%	12.50%	0%	100%

Barclays Risk Balanced Index

Blended comfort zone		Risk control allocations	
Floor	Cap	Secure	Growth
0.00%	9.00%	100%	0%
-1.00%	9.90%	90%	10%
-2.00%	10.80%	80%	20%
-3.00%	11.70%	70%	30%
-4.00%	12.60%	60%	40%
-5.00%	13.50%	50%	50%
-6.00%	14.40%	40%	60%
-7.00%	15.30%	30%	70%
-8.00%	16.20%	20%	80%
-9.00%	17.10%	10%	90%
-10.00%	18.00%	0%	100%

MSCI EAFE Index

Blended comfort zone		Risk control allocations	
Floor	Cap	Secure	Growth
0.00%	7.70%	100%	0%
-1.00%	8.61%	90%	10%
-2.00%	9.51%	80%	20%
-3.00%	10.42%	70%	30%
-4.00%	11.32%	60%	40%
-5.00%	12.23%	50%	50%
-6.00%	13.13%	40%	60%
-7.00%	14.04%	30%	70%
-8.00%	14.94%	20%	80%
-9.00%	15.85%	10%	90%
-10.00%	16.75%	0%	100%

Sample allocations
By blending your allocations to TruStage™ Zone Income Annuity risk control accounts, you can customize your comfort zone of risk and reward. These sample allocations are hypothetical and do not guarantee or predict actual performance.

Your risk control account allocations are not an investment in any underlying fund portfolio. Instead, interest and guarantees are based on your contract with MEMBERS Life Insurance Company and its claims-paying ability. To learn more, contact your financial advisor or visit **www.trustage.com/annuities** today.

Rates are subject to change. All rates are effective as of the above date and assume a contract can be issued on the date shown.

This annuity and the allocation options offered may not be available in all states. See prospectus for details.

TruStage™ Zone Income Annuities are issued by
MEMBERS LIFE INSURANCE COMPANY

This brochure must be accompanied by a prospectus and fact sheet. To obtain a prospectus and fact sheet, contact your advisor, log on to www.trustage.com/annuities or call 888.888.3940. Annuities are long-term insurance products designed for retirement purposes. Many registered annuities offer four main features: (1) a selection of investment options, (2) tax-deferred earnings accumulation, (3) guaranteed lifetime payout options, and (4) death benefit options. Before investing, consider the annuity’s investment objectives, risks, charges and expenses. The prospectus contains this and other information. Please read it carefully. This material is informational only and is not investment advice. If you need advice regarding your financial goals and investment needs, contact a financial advisor. All guarantees are backed by the claims-paying ability of MEMBERS Life Insurance Company (MEMBERS Life) and do not extend to the performance of the underlying accounts which can fluctuate with changes in market conditions. Past performance is no guarantee of future results. All hypothetical examples are for illustrative purposes only and do not guarantee or predict actual performance. Annuity contract values, death benefits and other values fluctuate based on the performance of the investment options and may be worth more or less than your total purchase payment when surrendered. Withdrawals may be subject to surrender charges and may also be subject to a market value adjustment (MVA). The MVA can have a positive or negative impact on contract values, depending on how interest rates have changed since the contract was issued. Surrender charges which range for 0% to 8% during the initial 6-year period. You may not invest directly in an index. Rate caps vary by index and by risk control account and can be adjusted annually on risk control account anniversary, subject to a minimum rate cap of 1% and a bailout provision. A bailout rate is set for each risk control account. If the rate cap for a given year is declared below that rate, you may withdraw value from that risk control account without surrender charge or MVA. You’ll have 30 days after your risk control account anniversary to make this withdrawal. Withdrawals of taxable amounts are subject to ordinary income tax, and if taken before age 59½ may be subject to a 10% federal tax penalty. If you are considering purchasing an annuity as an IRA or other tax-qualified plan, you should consider benefits other than tax deferral since those plans already provide tax-deferred status. MEMBERS Life does not provide tax or legal advice. Contact a licensed professional. The S&P 500 Index is a product of S&P Dow Jones Indices LLC (“SPDJI”) and has been licensed for use by CMFG Life Insurance Company (CMFG Life), the parent company of MEMBERS Life Insurance Company (MEMBERS Life). Standard & Poor’s® S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”), and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by CMFG Life. This product is not sponsored, endorsed, sold or promoted by SPDJI, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in this product nor do they have any liability for any errors, omissions or interruptions of the S&P 500 Index. The S&P 500 Index does not include dividends paid by the underlying companies. This product is not sponsored, endorsed, issued, sold or promoted by MSCI, and MSCI bears no liability with respect to this product or any index on which it is based. The prospectus contains a more detailed description of the limited relationship MSCI has with CMFG Life and any related products. Neither Barclays Bank PLC (“BB PLC”) nor any of its affiliates (collectively “Barclays”) is the issuer or producer of Zone Income and Barclays has no responsibilities, obligations or duties to investors in Zone Income. The Barclays Risk Balanced Index (the “Index”), together with any Barclays indices that are components of the Index, is a trademark owned by Barclays and, together with any component indices and index data, is licensed for use by MEMBERS Life Insurance Company as the issuer or producer of Zone income (the “Issuer”). Barclays’ only relationship with the Issuer in respect of the Index is the licensing of the Index, which is administered, compiled and published by BB PLC in its role as the index sponsor (the “Index Sponsor”) without regard to the Issuer or the Zone Income or investors in the Zone Income. Additionally, MEMBERS Life Insurance Company as issuer or producer of Zone Income may for itself execute transaction(s) with Barclays in or relating to the Index in connection with Zone Income. Investors acquire Zone Income from MEMBERS Life Insurance Company and investors neither acquire any interest in the Index nor enter into any relationship of any kind whatsoever with Barclays upon making an investment in Zone Income. Zone Income is not sponsored, endorsed, sold or promoted by Barclays and Barclays makes no representation regarding the advisability of the Zone Income or use of the Index or any data included therein. Barclays shall not be liable in any way to the Issuer, investors or to other third parties in respect of the use or accuracy of the Index or any data included therein. The Dimensional US Small Cap Value Systematic Index (the “Index”) is sponsored and published by Dimensional Fund Advisors LP (“Dimensional”). References to Dimensional include its respective directors, officers, employees, representatives, delegates or agents. The use of “Dimensional” in the name of the Index and the related stylized mark(s) are service marks of Dimensional and have been licensed for use by CMFG Life Insurance Company (“CMFG Life”). CMFG Life has entered into a license agreement with Dimensional providing for the right to use the Index and related trademarks in connection with the TruStage™ Zone Income Annuity (the “Financial Product”). The Financial Product is not sponsored, endorsed, sold or promoted by Dimensional, and Dimensional makes no representation regarding the advisability of investing in such Financial Product. Dimensional has no responsibilities, obligations or duties to purchasers of the Financial Product, nor does Dimensional make any express or implied warranties, including, but not limited to, any warranties of merchantability or fitness for a particular purpose or use with respect to the Index. Dimensional does not guarantee the accuracy, timeliness or completeness of the Index, or any data included therein or the calculation thereof or any communications with respect thereto. Dimensional has no liability for any errors, omissions or interruptions of the Index or in connection with its use. In no event shall Dimensional have any liability of whatever nature for any losses, damages, costs, claims and expenses (including any special, punitive, direct, indirect or consequential damages (including lost profits)) arising out of matters relating to the use of the Index, even if notified of the possibility of such damages. Dimensional has provided CMFG Life with all material information related to the Index methodology and the maintenance, operation and calculation of the Index. Dimensional makes no representation with respect to the completeness of information related to the Index provided by CMFG Life in connection with the offer or sale of any Financial Product. Dimensional has not published or approved this document, nor does Dimensional accept any responsibility for its contents or use. TruStage™ Zone Income Annuities are issued by MEMBERS Life Insurance Company (MEMBERS Life) and distributed by their affiliate, CUNA Brokerage Services, Inc., member FINRA/SIPC, a registered broker/dealer, 2000 Heritage Way, Waverly, IA, 50677. MEMBERS Life is a stock insurance company. Investment and insurance products are not federally insured, may involve investment risk, may lose value and are not obligations of or guaranteed by any depository or lending institution. All contracts and forms may vary by state and may not be available in all states or through all broker/dealers. Base Policy Forms: 2018-RILA, 2018-RILA-GLWBRDR, 2018-RILA(ID), 2023-RILA-GLWBRDR, and 2023-RILA-DRAEND. CZIA-2544777.6-0324-0526 Not a deposit • Not guaranteed by any bank or credit union • May lose value • Not FDIC/ NCUA insured • Not insured by any federal government agency